March 25, 2013

VIA FEDERAL EXPRESS AND EDGAR

Attention: Mr. Kevin L. Vaughn – Accounting Branch Chief

Re: Zoltek Companies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 27, 2012
Form 10-Q for the Quarter Ended December 31, 2012
Filed February 1, 2013
Response letter submitted March 22, 2013
File No. 000-20600

Dear Mr. Vaughn:

This letter responds to the Staff’s letter dated February 22, 2013.  We note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures. We have set forth below the Staff’s comment in the comment letter followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

1.
We note that your gross profit margin increased to 24.5% in fiscal 2012 compared to 11.7% in fiscal 2011. We further note that you attribute most of the increase to increased efficiency improving capacity utilization and a decrease in ACN costs. Please address the following:

•
Tell us and revise future filings to quantify the effect of changes in cost in your raw material supply (ACN), if material. In this regard, we note quantification of the effects of the changes in prices for this raw material in your Form 10-Q for the first quarter of fiscal 2013, but we do not see quantification in your Form 10-K for fiscal 2012.

•
We note that you experienced a large increase in gross profit margin between the fourth quarter of fiscal 2011 (15.5%) and the first quarter of fiscal 2012 (28%). Please explain to us in greater detail the factors that resulted in this large quarter over quarter increase in gross profit margin.

•
Further, we note that increased efficiency has improved your gross profit margins in recent periods as it has resulted in improved capacity utilization. However, we note that revenues declined significantly from the fourth quarter of fiscal 2012 ($44.2 million) to the first quarter of fiscal 2013 ($35.9 million). Despite this decline in revenues, we note that the gross profit margin actually increased between the two periods, from 23.1% in the fourth quarter of fiscal 2012 to 25.3% in the first quarter of fiscal 2013. Please explain to us the underlying reasons for the increase in gross profit margin between the periods despite the decline in revenues.

Response:

•
Market cost of our primary raw material, ACN, decreased by approximately 21.2% between fiscal 2011 and fiscal 2012.  Zoltek has noted and understands the Staff’s comment regarding quantifying the effect of changes in cost in our raw material supply.  In order to clarify future filings, the Company will quantify the effect of changes in cost in our raw material supply if material.

•
Market cost of our primary raw material, ACN, decreased by approximately 20.5% during the first quarter of fiscal 2012 as compared to the fourth quarter of fiscal 2011. This caused an improvement in reported gross profit of approximately 2.3%.  Our Mexican facility was brought fully online during the first quarter of fiscal 2012.  This increased production led to a decrease of $0.9 million in unused capacity costs, improving our gross profit by approximately 2%.  As noted on page 17 of our Form 10-Q for the first quarter of fiscal 2012, “During the first quarter of fiscal 2012, the HUF weakened against the U.S. dollar by 12.2% from the fourth quarter of fiscal 2011 and the Mexican Peso weakened against the U.S. dollar by 1.1% from the fourth quarter of fiscal 2011. This resulted in lower processing cost devaluation of inventory in the respective countries.”  The positive impact to our gross margin related to currency fluctuations was approximately 5.5%.  Product sales mix also positively impacted our margins by approximately 2.6%.

•
Our fiscal 2012 revenues were an all-time high.  In response to record sales and in anticipation of increasing sales growth, Zoltek maintained significant production levels at all of our plants at the beginning of our  fiscal 2013 first quarter.  However, due to the market factors described above, our sales volume decreased and accordingly inventory levels increased during the quarter from $67.9 million to $79.9 million.   As to margins, our inventory turns are generally 90 – 120 days depending on product. Therefore on a FIFO basis, our first quarter financial results benefited from the sale of product with lower cost inventory produced during the previous quarter.  We elaborated on our decreased revenue in our first quarter fiscal 2013 earnings release as “This past year certain of our wind turbine customers accelerated production during the first three calendar quarters to assure completion of capital projects by December 31, 2012 in order to benefit from the US tax credits scheduled to expire at that time. The pace of their business slowed down during the last quarter as the blade production trails behind the turbine installation by 60 to 90 days. Also, customers in Europe virtually shut down in the second half of December, contributing to the sharp drop in our sales for the quarter as a whole.”

-Inventories, page 21

2.
We note your disclosures here and on page F-35 related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as “projections of future demand” for purposes of your inventory valuation analysis. Your revised disclosures should also indicate how you arrived at your estimates for projected usage and the historical variability of such estimates.  Please provide us with a sample of your proposed disclosure.

Response:  Zoltek has noted and understands the Staff’s comment regarding our valuation of inventory with specific detail related to our assumptions underlying our inventory reserve analysis.  The following is a sample of more detailed disclosure that Zoltek proposes to include in our future annual filings, as applicable:

Inventories are valued at the lower of cost or market and are removed from inventory under the first-in-first-out method ("FIFO"). Cost of inventory includes material, labor and overhead. The Company recorded inventory valuation reserves of $XX million and $XX million as of September 30, 201X and 201X, respectively, to reduce the carrying value of inventories to a net realizable value. This evaluation includes detailed analyses projected selling prices, sales levels by product and projections of future demand over specific time horizons that consider the potential for obsolescence of the product. The estimate of future demand is compared to work-in-process and finished goods inventory levels to determine the amount, if any, of obsolete or excess inventory. We consider the demand forecast in the management of our manufacturing schedules to facilitate consistency between inventory valuation and production decisions. Product-specific facts and circumstances reviewed in the inventory valuation process include a review of the customer base, customer acceptance of our products, as well as an assessment of the selling price in relation to the product cost. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write-off inventory, which would negatively impact our gross margin.

We perform these analyses and projections based on current information from our key customers and through detailed discussions with our sales force with emphasis on inventory aging and developing market trends. If future demand or market conditions are less favorable than the Company’s projections, additional inventory write-downs may be required and would be reflected in cost of sales on the Company’s statement of operations in the period in which the determination is made.  Historically, variability of demand of products has not caused material write-downs or reserves of for inventory balances.

Accounts Receivable Collectability, page 24

3.
We note your disclosures here and on pages 34 and 38 related to how you assess your accounts receivables for impairment and your concentration of sales to customers in European countries such as Vestas Wind Systems, which is located in Denmark and represents 46.5% of your sales in 2012. We further note recent reports suggesting that Vestas Wind Systems has been experiencing financial difficulties. Please explain to us in greater detail how you have considered these external factors in assessing your outstanding accounts receivable balances for potential impairment.

Response: Zoltek does consider other external factors in assessing our outstanding accounts receivable balances.  In assessing the collectability of Vestas’ accounts receivable, we consider the fact that scheduled payments due from Vestas continue to and have been made within terms granted by Zoltek.  Vestas has not had any uncollected receivables with Zoltek during our long customer relationship.  More specifically, through March 8, 2013, all due receivables invoiced as September 30, 2012 have been collected.

Further, the Zoltek’s sales and executive team and Vestas management communicate frequently regarding their worldwide business which spans markets in Europe, Asia, and North America.  Vestas has renegotiated its credit agreements and bank loans.  Per Vestas’ 2012 Annual Report, “With the new agreements in place, Vestas  has secured the necessary financial room to manoeuvre at a time when the entire industry is struggling to overcome economic and political uncertainty.  .” Further, Vestas has implemented significant cost-cutting measures during 2012.  As indicated in its 2012 Annual Report, Vestas believes it already has “sharply reduced its break-even level, ensuring a profitable Vestas”.  Though we will continue to monitor collections and external factors related to Vestas, we feel no need for a material reserve regarding Vestas’ open accounts receivable as of September 30, 2012.  Finally, we note that while Vestas is headquartered in Denmark, it generates revenues from wind turbine sales globally, including in the United States and, increasingly, in Asia.

Item 8. Financial Statements and Supplementary Data, page 26

Note 1. Summary of Significant Accounting Policies, page 34

-Cash and Cash Equivalents, page 35

4.
We note that your cash and cash equivalents include certificate deposits and repurchase agreements. Please provide us with an explanation of the significant terms of the repurchase agreements. Please also quantify the impact of these agreements on your balance sheet at each reporting date. Finally, discuss how you account for these repurchase agreements, citing relevant authoritative literature.

Response:   During a recent banking change, Zoltek ended the relationship that included repurchase agreements.  Unless we change our short-term investment policy to again include repurchase agreements, we will delete this phrase and any reference to repurchase agreements.  Please refer to a sample of the new disclosure below as it pertains to our annual filings:

Cash equivalents include certificates of deposit which have initial maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The Company deposits its temporary cash investments with high credit quality financial institutions, however, at times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000 for U.S. banks. As of September 30, 201X, the Company had $XX million cash in these deposit accounts.

Item 11. Executive Compensation, page 50

5.
It appears the disclosure you provided pursuant to Regulation S-K Item 402(b) does not discuss whether and, if so, how you considered the results of the most recent shareholder advisory vote on executive compensation and, if so, how that consideration has affected your executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K. Please revise future filings and provide us draft disclosure.

Response: Zoltek has noted and understands the Staff’s comment regarding our consideration of the most recent shareholder advisory vote on executive compensation.  The following is a sample of more detailed disclosure that Zoltek proposes to include in  our future filings, as applicable:

The Company considered the most recent shareholder advisory vote on executive compensation required by the proxy rules in reassessing these compensation policies and its compensation decisions and believes shareholders support the Company’s approach and actions. The Company intends to continue to seek shareholder guidance on executive compensation through an annual say-on-pay vote.

Signatures, page 53

6.
Please tell us, with a view toward amending your Form 10-K and correcting your signatures page in future filings, how the signatures that appear below the second paragraph of text comply with General Instruction D to Form 10-K. We note that you have not identified who signed in the capacity of principal executive officer, principal financial officer and controller or principal accounting officer. In this regard, given your disclosure on page 50 that Mr. Whipple no longer serves as “Chief Accounting Officer,” it appears that no person signed in the capacity of controller or principal accounting officer.

Response:  Zoltek has noted and understands the Staff’s comment regarding our signature page with reference to General Instruction D to Form 10-K. Mr. Whipple, who signed our fiscal 2012 Form 10-K, in fact serves as both our chief financial officer and chief accounting officer, although our signature page did not expressly identify our executive team members as “principal executive officer” or “principal financial officer.”  It identified them as our chief executive officer and chief financial officer.  Zoltek will denote that our chief executive and chief financial officers also serve in a capacity as our principal executive and principal financial officers on the signature page in our amended Form 10-K for fiscal 2012 and in future filings.  In regards to Mr. Whipple, he assumed both roles during his promotion to chief financial officer as both a chief accounting officer and a chief financial officer.  A sample of our more detailed disclosure is as follows as it pertains to our future filings:

Andrew W. Whipple, age 49, has served as our Chief Financial Officer and Chief Accounting Officer since April 2009. Prior to this, he served solely as Chief Accounting Officer of the Company from May 2008 to April 2009. Mr. Whipple served as a Senior Manager in the St. Louis office of Deloitte & Touche, LLP where he worked from 1993 to 1998, when he joined Digital Teleport, Inc. as its Controller and was later promoted to Chief Financial Officer. After Digital Teleport was acquired by CenturyTel in June of 2003, he became Vice President of Operational Support at the telecommunications company and served there for four years prior to joining E3 Biofuels as its Chief Financial Officer from 2007 to 2008. Mr. Whipple is a CPA and received a B.S. degree in accounting from Virginia Tech in 1985.

Exhibits, page 54

7.
Please tell us when you requested an extension for confidential treatment for your May 2007 agreement with Vestas Wind Systems filed as exhibit 10.11 to your amended Form 10-K filed on August 4, 2010. We note that confidential treatment was granted through January 1, 2012.

Response: The 2007 agreement with Vestas Wind Systems filed as exhibit 10.8 to Zoltek’s fiscal 2012 Form 10-K is no longer in force, and Zoltek has not requested an extension for confidential treatment.  Zoltek will remove reference to this exhibit in an amendment to its fiscal 2012 Form 10-K.

8.	Please file as exhibits your amended agreements with Vestas Wind Systems. We note the reference to the amended agreements in the second paragraph on page 23.

Response:  Zoltek has noted and understands the Staff’s comment regarding our filing of our amended agreements with Vestas Wind Systems (the “Amended Vestas Agreement”).   As contract entered into in the ordinary course of the Company’s business, under Item 601(b)(10)(ii)(B) of Regulation S-K the Amended Vestas Agreement is not required to be filed unless it is a contract on which the Company’s business is “substantially dependent.”  While representing a significant portion of Zoltek’s sales, the Company does not believe that the Amended Vestas Agreement rises to the level of substantial dependence by the Company.  We note also that the Company has summarized the material terms of the agreement in the fiscal 2012 Form 10-K.  However, after considering the Staff’s comment, the Company believes that filing the Amended Vestas may enhance the information available to investors.  Accordingly, Zoltek will file an appropriate amendment to the fiscal 2012 Form 10-K to include the Amended Vestas Agreement as an exhibit.

Form 10-Q as of December 31, 2012

Note 2. Inventories, page 9

9.
We note your disclosure on page 21 of the September 30, 2012 Form 10-K that your agreements with certain customers require you to maintain certain levels of inventory on hand. We also note that you increased your inventory levels by 67% as of December 31, 2012 as compared to September 30, 2011 and you indicate the increase in inventory is in part in anticipation of increased customer demand and contract requirements. We further note reports that the wind turbine market is experiencing overcapacity, which has negatively impacted certain of your customers. Considering these factors, please explain to us in more detail how you have evaluated inventory for recoverability as of December 31, 2012. Discuss the factors that led you to conclude the net amount of inventory recorded presented at September 30, 2012 would be recoverable.

Response:

The buildup of inventory levels from September 30, 2011 to September 30, 2012 was due primarily to increases in contractually obligated inventory levels and customer demand as well as increased lead time for deliveries of product to new customer locations in Asia. Our inventory levels increased by $32.1 million from September 30, 2011 to December 31, 2012, of which $26.3 million was finished goods inventory.  Our Panex® carbon fibers and Pyron® materials represent the majority of our finished goods inventory balance and are available in multiple forms, including continuous tow, fabric, prepreg, chopped, and milled.

As discussed in Comment 1 above, we maintained relatively high production levels at our plants entering into the first quarter of fiscal 2013 but by mid-quarter experienced unanticipated decreases in sales across all product lines.  As discussed above, this past year certain of our wind turbine customers accelerated production during the first three calendar quarters to assure completion of capital projects by December 31, 2012 in order to benefit from the U.S. tax credits scheduled to expire at that time. The pace of their business slowed down more precipitously than anticipated during the last quarter of the calendar year. Also, customers in Europe virtually shut down in the second half of December, contributing to the sharp drop in our sales for the quarter as a whole.

In response, we reduced the number of production lines running during the second half of the first quarter. However, we believe it is not advisable to contract production rates to the point of eliminating all current production when we encounter what we believe to be at least in part a temporary fluctuation.   Zoltek historically has disclosed that a key element of its business strategy is to hold available unused capacity that from time to time may temporarily result in inventory levels above those which are necessary for identified sales levels.  Generally, technical obsolescence and spoilage have not historically been a material concern because of the long shelf life of these products and the fact that non-qualifying produced items can be reclaimed for processing for sale in secondary markets.

The Company continues its focus on increasing sales and expects, over time, to reduce production levels to better match sales rates, if necessary.  We also seek to better balance our inventory levels globally by transferring product to plant locations according to demand which allows us to reduce production at these locations through the use of existing inventories.  Our inventory turn rates had slowed significantly during the first quarter of fiscal 2013.  As a matter of policy, we do not publicly forecast sales. Our internal sales forecasts for the latter part of fiscal 2013 continue to assume a reversion towards normalized sales rates seen during fiscal 2012.  In addition, as referred to in the response to Comment 2, we perform detailed analyses of sales levels by product and projections of future demand within specific time horizons in relation to recoverability of our inventory.  Terms of current sales agreements, current industry pricing trends, and projections of future demand also indicate that we will be able to retain positive gross margins on future sales of inventory on hand and produced in future periods.  As such, Zoltek is comfortable that our net inventory balances as of September 30, 2012 are appropriate under GAAP.

Liquidity and Capital Resources, page 19

10.
In addition to reciting the numerical changes in your cash flows, please tell us, and revise future filings to describe, the reasons underlying those changes. For example, we note the increased borrowings disclosed on page 22 of your Form 10-K relative to the prior year, but it is unclear why your borrowings increased. You also refer in this Form 10-Q to an almost $12 million increase to inventory, but the reasons for such increase are unclear from your disclosure. However, it appears from management’s 1st quarter earnings call that such increase relates to lower sales and steady production during the quarter relative to the prior quarter. In this regard, given the reference by management to holding “production steady throughout 2012 and into 2013,” please tell us, with a view toward clarified disclosure, why you refer on page 18 to “decreased production levels” in discussing changes to your gross profit. Also, to the extent your gross margins and related line items will be materially impacted in future periods by the subsequent reduction of production rates mentioned by management, please revise future filings to discuss and, if possible, quantify the impact.

Response:  On page 23 on our Form 10-K, we explain the usage of increased borrowings as, “The Company primarily utilized the proceeds of the Enterprise Loan to repay all outstanding balances under the Company’s former U.S. revolving credit facility with its former U.S. Bank; the original borrowings had financed purchase of our St. Peters, Missouri plant.  On April 27, 2012, Zoltek Companies, Inc. entered into a $15 million revolving credit agreement with JPMorgan Chase, N.A., . . . .”  As of September 30, 2012, the Company had no borrowings under this revolving credit agreement.

In our earnings release for the second quarter of fiscal 2012, we explained, “The proceeds of the term loan will allow Zoltek to utilize low-rate borrowings to support its long-term capital spending initiatives.”  Management decided to capitalize on the opportunity to obtain long-term debt financing at favorable rates.  This has resulted in excess cash on hand.  However, the Company does have plans to utilize this cash in the future to fund working capital needs in support of anticipated increasing sales levels and to fund further capital investments.

The key drivers of our decreased sales and increased inventory levels during our first quarter of fiscal 2013 have been discussed above.  On page 18 of our first quarter Form  10-Q  we indicated “decreased production levels” when compared against the first quarter of fiscal 2012, as sales in that quarter did not suffer the same market pressures as occurred in the first quarter of fiscal 2013.  As such, Zoltek maintained high production levels throughout the first quarter of fiscal 2012.  As noted above, towards the end of the recently completed quarter, we began to reduce production output, which negatively impacted gross margins, compared to the corresponding quarter of fiscal 2012.

We decreased production levels in November 2012 and further in December 2012 for the reasons stated in our response to Comment 1.  Management’s comment in our first quarter earning call that that production would remain “steady throughout 2012 and into 2013” was intended to indicate that, although Zoltek had reduced production rates by decreasing the number of production lines in operation,  Zoltek’s actual production into  early 2013 was expected to remain steady compared to fiscal 2012 due to increases in production efficiencies.  Management believes the factors that affected the first quarter fiscal 2013 were temporary, and Zoltek expects production rates to resume normalized levels experienced in fiscal 2012 in the latter part of fiscal 2013.

When we determine that our gross margins, related line items and future production rates will be materially impacted by management decisions, we will disclose that through public filings and earnings calls, and if possible, we will quantify the impacts of such decisions.

Signatures, page 23

11.	Please ensure that future filings on Form 10-Q include the signature of your principal financial or chief accounting officer. See General Instruction G to Form 10-Q.

Response: Please refer to Item 6 above as it references a similar comment regarding the 10-K.  Disclosures will be updated on all applicable future filings in regards to the signatures of our principal executive and principal financial officers.

*           *           *

Pursuant to your prior request, the Company again confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at (314) 291-5110 if you require additional information or desire to discuss the foregoing responses.  If the Staff preliminarily determines that it is unable to agree with the Company’s position, we respectfully request an opportunity to meet with the Staff to more fully present our position.  We thank you in advance for your customary courtesies.

Very truly yours,

ZOLTEK COMPANIES, INC.

By: /s/Andy Whipple
Andy Whipple
Chief Financial Officer & Chief Accounting Officer